Canbras Communications Corp.

Interim Report to Shareholders
Third Quarter 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

This interim management's discussion and analysis of financial condition and results of operations (interim "MD&A") for Canbras Communications Corp. (the "Corporation" or "Canbras") for the third quarter ended September 30, 2004 should be read in conjunction with the Corporation's unaudited interim consolidated financial statements for such period including related notes thereto, particularly Note 7 (Subsequent Event). Information contained in this interim MD&A includes all material developments up to November 22, 2004 the date as of which the interim unaudited consolidated financial statements were approved for release by the Board of Directors.

This interim MD&A is intended to assist in the understanding and assessment of significant changes and trends, as well as risks and uncertainties, related to the results of operations and financial condition of the Corporation.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this interim MD&A constitute forward-looking statements. These forward-looking statements reflect the current views and/or expectations of Canbras with respect to its performance, business and future events. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like 'believe', 'anticipate', 'expect', 'will likely result', or words or phrases of similar meaning. Such statements are subject to a number of important risks and uncertainties which are difficult to predict and assumptions which may prove to be inaccurate. Whether actual results and developments conform with the Corporation's expectations and predictions are subject to a number of known and unknown risks and uncertainties, including the risk factors described below under "Risk Factors" and the factors set forth in other filings with the Canadian securities commissions. These factors, among others, could cause actual results to differ materially from those expressed in any forward-looking statements.

Canbras disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

SALE OF ALL OF THE CORPORATION'S OPERATIONS

In December 2003, the Corporation completed the sale of all of its operations to Horizon Cablevision do Brasil S.A. ("Horizon") pursuant to a share purchase agreement entered into with Horizon (the "SPA"). Pursuant to the SPA, Canbras sold to Horizon all of its equity and debt interests in its subsidiary Canbras Participacões Ltda. ("CPAR"). Through CPAR, Canbras held substantially all of its interests in its broadband subsidiaries operating in the Greater São Paulo and surrounding area, including all of its interests in its core subsidiary Canbras TVA Cabo Ltda. (the "Horizon Sale").

Canbras received gross proceeds from the Horizon Sale of $32.6 million comprised of $22.168 million in cash and a one-year promissory note due on December 19, 2004 in the original principal amount of $10.432 million bearing interest at 10% (the "Note"). The Note was issued by CPAR and guaranteed by Horizon, and is subject to reduction in the event any valid indemnification claims are made against the Corporation by Horizon under the SPA in respect of the representations and warranties made by the Corporation in the SPA relating to CPAR and its subsidiaries and the business conducted by them. At September 30, 2004, the Note and accrued interest were

recorded on Canbras' consolidated balance sheet at their face value of $11.223 million without any contingency reserve. On November 16, 2004, Canbras announced that it had received a written notice from Horizon asserting indemnification claims in the aggregate amount of Reais $57.6 million, or approximately $24.7 million. These matters are discussed in further detail below (see "Distribution of Sale Proceeds to Shareholders and Claims Asserted by Horizon" and "Risk Factors").

Canbras has now ceased all business activities other than those related to the completion of the Horizon Sale and the winding up process. The winding up process consists of the satisfaction of all remaining liabilities and obligations of the Corporation, the remaining distribution of the sale proceeds to shareholders, compliance with reporting obligations under applicable laws and regulations until the dissolution of the Corporation is completed, and such other activities as are ancillary to the winding up and final liquidation of the Corporation. On January 14, 2004, following the filing by Canbras of a Statement of Intent to Dissolve, the Corporation was issued by the Director under the Canada Business Corporations Act a Certificate of Intent to Dissolve and, upon conclusion of the winding up process, Canbras intends to apply for a Certificate of Dissolution. Accordingly, in order to provide relevant information, this interim MD&A focuses principally on an analysis of Canbras' balance sheet presented in the form of a statement of estimated remaining future net assets at December 31, 2005, the earliest date by which Canbras estimates that its wind-up will be completed.

DISTRIBUTION OF SALE PROCEEDS TO SHAREHOLDERS AND CLAIMS ASSERTED BY HORIZON

On August 23, 2004, the Corporation made an initial distribution to common shareholders, in the amount of $0.21 per common share (or $11.6 million in the aggregate), of the proceeds received by Canbras from the Sale Transaction. Canbras had previously estimated that the final distribution of net proceeds of the Sale Transaction to shareholders would aggregate approximately $0.30 per share (or $16.5 million) assuming no unforeseen claims were asserted against the Corporation. On November 16, 2004, Canbras announced that it had received a written notice from Horizon asserting previously unforeseen claims for indemnification by Canbras under the SPA. The aggregate amount of claims asserted by Horizon is Reais $57.6 million, or approximately $24.7 million.

Under the terms of the SPA, if Horizon desires to seek indemnification from the Corporation, it is required to send written notice thereof to the Corporation prior to December 19, 2004, describing the facts giving rise to the claim, the amount (or a reasonable estimate of the likely amount) of the claim and the provision of the SPA (or the schedules thereto) alleged to have been breached. Under the SPA, the Corporation's indemnification obligations are limited to the balance of the purchase price due under the SPA, which balance is represented by the Note, plus accrued interest thereon at 10% per annum. The Horizon notice states that it is a preliminary list of claims, and that it is reserving its rights to supplement, review, adjust and otherwise modify its list of claims in accordance with the SPA.

As at this date, Canbras has not received sufficient information to enable it to assess the validity of the claims nor the propriety of any subsequent demand for indemnification under the SPA in respect of such claims and cannot at this time reasonably estimate the amount of any future loss which may result (if any). As a result, at September 30, 2004, the Note and accrued interest were recorded on Canbras' interim consolidated balance sheet at their face value of $11.223 million and no provision for loss has been included in Canbras' interim consolidated financial statements. Although Canbras intends to examine all such claims and, where appropriate, to contest their validity or propriety or amount, at this time there can be no assurance that the Corporation will not ultimately be held to be contractually responsible for an amount of indemnification that equals the entire amount of the Note and all accrued interest due thereon.

If the Corporation is ultimately contractually responsible for some or all of the indemnity claims asserted to date by Horizon (or for future indemnity claims which may be validly asserted by Horizon), then the amount of the final distribution of net proceeds to shareholders will be reduced, and it is possible that the amount of the final distribution to shareholders will not include any amounts previously expected to be received by the Corporation under the Note, representing approximately $0.21 per share of the originally estimated final distribution of $0.30 per share, and will be limited to cash on hand ($7.4 million at September 30, 2004) less expenses incurred to the time of the making of the final distribution, including overhead expenses, expenses related to contesting and/or defending and/or settling the claims for indemnification asserted by Horizon or others and expenses associated with collecting amounts due, if any, under the Note.

Canbras had also previously stated that the final distribution to shareholders would be made in one or more instalments after the receipt of the balance of the purchase price payable pursuant to the Note, the satisfaction of

all remaining liabilities of the Corporation and the receipt by the Corporation of up-dated tax clearance certificates. Such distributions, together with all aspects of the process of winding up Canbras, were expected to have been completed by year-end 2005. As a result of the receipt of the notice from Horizon, the Corporation cannot at this time predict the length of time that may be required to finally settle any issues surrounding the asserted indemnity claims nor to finally settle any of the lawsuits underlying any valid claims for indemnification. As a result, the Corporation cannot at this time predict when the final distribution will be made nor when the process of winding up Canbras will be completed but estimates that these events will occur no sooner than year-end 2005.

STATEMENT OF NET ASSETS

The following table summarizes the interim unaudited consolidated balance sheet of the Corporation as at September 30, 2004 in the form of a statement of estimated remaining future net assets. The difference between the interim unaudited consolidated balance sheet and the statement of estimated remaining future net assets is the inclusion of the estimated future net costs to wind-up and liquidate the Corporation of $1,448 million until December 31, 2005 (before taking into account final distributions to shareholders and excluding any amounts that may be required to contest and/or defend claims asserted by Horizon or to contest and/or defend and/or settle unforeseen claims). Estimated remaining future net assets as at December 31, 2005 assume that the Note and accrued interest will be paid in full on the original maturity date and that no unforeseen claims are asserted against the Corporation (see Note 7 to the interim consolidated financial statements).

STATEMENT OF ESTIMATED REMAINING FUTURE NET ASSETS
AT DECEMBER 31, 2005

		(000)
Assets at September 30, 2004		
Cash and cash equivalents and temporary investments	$	7,406
Note and interest receivable		11,233
Prepaid expense and other		88
Total assets		**18,727**
Liabilities		
Accounts payable and accrued liabilities		779
Total liabilities		779
Net assets as at September 30, 2004		17,948
Estimated future net costs for wind-up to December 31, 2005 (1)		(1,448)
Estimated remaining future net assets as at December 31, 2005 before final distribution to shareholders	$	**16,500**

(1) This estimate: (i) assumes that the Note and accrued interest will be paid in full on the original maturity date; and (ii) excludes any amounts that may be required to contest and/or defend the claims for indemnification asserted by Horizon or that may be required to contest and/or defend and/or settle unforeseen claims.

Accounts payable and accrued liabilities of $0.8 million at September 30, 2004 represent mainly the provision for estimated remaining costs of completing the Horizon Sale. Cash and cash equivalents held by the Corporation are being invested in high grade money market instruments.

Estimated remaining future net assets as at December 31, 2005 of $16.5 million have not changed from the estimate made on July 29, 2004 in connection with the Corporation's second quarter results.

RISK FACTORS

The following is a discussion of possible future events and circumstances that may affect the Corporation and the amounts available for distribution to shareholders. The Corporation cannot give any assurance that these matters will not have an adverse effect on its financial condition, or that any such adverse effect will not be material.

Possibility of Indemnification Obligations Equaling or Exceeding All Amounts Due under the Note
As described above, the Corporation has received a written notice from Horizon asserting claims for indemnification under the SPA. The amount of claims asserted to date by Horizon is Reais $57.6 million, or approximately $24.7 million, and Horizon has indicated that it is reserving its rights to assert further claims for indemnification. The Corporation is responsible for indemnifying Horizon for damages, if any, which are suffered by Horizon if any of the representations and warranties provided to Horizon in the SPA prove, within the 12-month period ending December 19, 2004, to have been materially false or incorrect as of December 19, 2003 (any such damages, including costs incurred by Horizon to defend against third party claims made against Horizon or CPAR or its subsidiaries which third party claims are validly indemnifiable under the terms of the SPA are hereafter referred to as "Losses"). Under the SPA, all indemnification obligations of the Corporation in respect of Losses suffered by Horizon are to be satisfied by a reduction in the amounts due to the Corporation under the Note, up to the maximum amount equal to the principal ($10.432 million) and interest (at 10% per annum) due under the Note.

The Corporation has not yet received sufficient information to enable it to assess the validity of the claims asserted, nor the propriety of any subsequent demand for indemnification under the SPA in respect of such claims, and cannot at this time reasonably estimate the amount of any future loss which may result (if any). Accordingly no provision for loss has been included in the interim consolidated financial statements. If the Corporation is ultimately contractually responsible for some or all of the Losses asserted in the indemnity claims made to date by Horizon (or for Losses in respect of future indemnity claims which may be validly asserted by Horizon), then the amount due to the Corporation under the Note will be reduced by the amount of such Losses, and it is possible that the amount of such reduction may equal the entire principal amount of the Note and all accrued interest due thereon. In that case, the amount of the final distribution to shareholders will not include any amounts previously expected to be received by the Corporation under the Note, which represented approximately $0.21 per share of the originally estimated final distribution of $0.30 per share, and will be limited to cash on hand ($7.4 million at September 30, 2004) less expenses incurred to the time of the making of the final distribution, including overhead expenses, expenses related to contesting the claims for indemnification asserted by Horizon and/or defending and/or settling the underlying claims in respect of which indemnification is sought by Horizon or to contest and/or defend and/or settle unforeseen claims which may be asserted by other third parties.

Under the terms of the SPA, if Horizon desires to seek indemnification from the Corporation, it is required to send written notice thereof to the Corporation prior to December 19, 2004, describing the facts giving rise to the claim, the amount (or a reasonable estimate of the likely amount) of the claim and the provision of the SPA (or the schedules thereto) alleged to have been breached. Under the SPA, if Horizon has provided an indemnification notice to the Corporation prior to December 19, 2004 in accordance with the relevant provisions of the SPA, and if by December 19, 2004 (the due date of the Note), the asserted indemnity claims have not been resolved between the parties (by mutual agreement or by final decision in arbitration between them or by final judgment by a court of competent jurisdiction in respect of the underlying claim for which indemnification is sought), then on December 19, 2004, Horizon is required to (1) pay the Corporation an amount equal to (x) the amount due under the Note, less (y) the amount of Horizon's claim for Losses in respect of the unresolved asserted indemnity claims, and (2) deliver a new promissory note to the Corporation (a "Replacement Note"). The Replacement Note will: (a) be for a principal amount equal to the claimed Losses in respect of the unresolved asserted indemnity claims (but not to exceed $10.432 million); (b) have a maturity date of the 5th Business Day following the earlier of (i) the mutual agreement of settlement reached between Horizon and the Corporation in relation to such unresolved indemnity claims and (ii) final judgment or award in relation to such unresolved indemnity claims; and (c) bear interest in respect of the amount of the claim for Losses to which Horizon is determined not to be entitled to indemnification as a result of said settlement, judgment or award, at a rate of 10% per annum calculated from December 19, 2003 (the Closing Date of the Horizon Sale) until payment of said amount.

The Corporation cannot at present predict the length of time that may be required to resolve, or the costs which may be incurred in respect of resolving, any issues surrounding the indemnity claims asserted by Horizon and/or the underlying claim(s) in respect of which the indemnity claim(s) has been asserted. The time and cost associated with the resolution of such claims (and any future claims which may be asserted) may result in a

reduction of the Corporation's cash on hand, which may be significant, and could result in significant reductions in the amounts available for final distributions to shareholders and in significant delays in the making of final distributions to shareholders.

Possibility of Unforeseen Claims Asserted against the Corporation or its Directors and Officers
While the Corporation and its directors and officers are not currently involved in any legal proceedings against them, during the second quarter of 2004 the Corporation received requests for indemnification in respect of legal fees and related expenses expected to be incurred by two individuals who formerly served as directors or managers of certain of the Corporation's former subsidiaries operating in Brazil in connection with certain legal proceedings brought in Brazil against the previous owners of such subsidiaries. To date, none of these former Brazilian subsidiaries nor the two individuals have been directly named in the Brazilian legal proceedings; however, there can be no assurance at this time that they will not ultimately be made parties to such legal proceedings. As a result, the Corporation agreed to meet its indemnification obligations and is paying the legal fees and related expenses in connection with the monitoring of these legal proceedings on behalf of such individuals. The Corporation is expensing these costs as incurred.

In addition, there can be no assurance that in connection with the winding up and liquidation of the Corporation or otherwise, that other claims will not be asserted or that legal proceedings will not be commenced against the Corporation or any of its current or former directors or officers. These on-going indemnification obligations, and/or any other claims or proceedings could delay distributions to shareholders and/or could reduce the amounts available for distribution to shareholders.

Collectibility of Amounts Due under the Note
The Note was issued by CPAR, CPAR's obligations under the Note are guaranteed by Horizon under an "aval" (a Brazilian legal principle), and all of CPAR's equity has been pledged under a Quota Pledge Agreement made by Horizon in favour of the Corporation as security for the obligations of CPAR and Horizon in connection with the Note and the "aval".

CPAR is a holding company, and does not generate any revenues of its own. As a result, CPAR's likely source of funds to pay the amounts due, if any under the Note (or the Replacement Note) is cash generated from the operations of its subsidiaries in Brazil (see "Doing Business in Brazil" below). Further, cash generated by CPAR's largest subsidiary, Canbras TVA Cabo Ltda. ("CTVA"), is subject to significant restrictions on distributions to CTVA's equity holders pursuant to the terms of CTVA's credit facility with certain financial institutions. Although Horizon has guaranteed CPAR's obligations under the Note, Horizon's revenues are generated from its operations in Brazil (see "Doing Business in Brazil" below). In addition, enforcement of Horizon's guarantee or the Quota Pledge Agreement in Brazil could be a complex and lengthy process and, therefore, subject to certain uncertainties.

There can be no assurance that CPAR or Horizon will have the necessary resources to meet their obligations, if any, in respect of the Note (or the Replacement Note). The Corporation can give no assurances at this time that any amounts will be due under the Note (or the Replacement Note), and if any amounts become due, whether such amounts will be paid. If the amounts due under the Note (or the Replacement Note) are not paid or if no amounts are due thereunder, then the amounts available for distribution to shareholders will be reduced. See "Possibility of Indemnification Obligations Equaling or Exceeding All Amounts Due under the Note" above.

Timing of and Costs Associated with the Final Winding Up and Liquidation of the Corporation
The timing of the completion of the final winding up and liquidation of the Corporation is dependent upon the resolution of all indemnification claims which have been, or may be, asserted against the Corporation by Horizon, as well as the resolution of other known or unknown claims which may be asserted against the Corporation and/or its directors or officers (or former directors or officers) and which the Corporation may contest. The Corporation's management currently estimates that the earliest date on which the winding up and liquidation of the Corporation can be concluded is December 31, 2005. However, in light of the uncertainties and other factors discussed above, the Corporation can give no assurances as to the actual length of time that may be necessary to conclude the final winding up and liquidation of the Corporation.

The costs associated with the final winding up and liquidation of the Corporation, as set forth in the Statement of Estimated Remaining Future Net Assets at December 31, 2005 in this interim MD&A, represent the current estimates of management of the Corporation and are based upon an assumed winding up and liquidation date of

December 31, 2005. However, such costs of wind-up and liquidation set forth in the Statement of Remaining future Net Assets at December 31, 2004 in this interim MD&A expressly exclude any amounts that may be required to contest and/or defend and/or settle claims asserted by Horizon or other unforeseen claims that may be asserted by other third parties. Therefore, it is likely that actual costs of winding up and liquidating the Corporation will exceed such estimated amounts, and such increased costs may be material. To the extent that the Corporation is delayed in the timing of final distributions to shareholders, it will continue to incur operating costs and earn interest income beyond December 31, 2005. It is currently estimated that overhead expenses would amount to approximately $200 to $250 thousand per quarter, excluding amounts associated with the claims for indemnification asserted by Horizon or unforeseen claims that may be asserted by other third parties. Interest income may not be sufficient to cover all such expenses.

Timing of Distributions to Shareholders

The timing of the final distribution (in one or more instalments) is anticipated to be no earlier than year-end 2005 after the receipt of the amounts due, if any, under the Note (or the Replacement Note), and the receipt by the Corporation of up-dated tax clearance certificates. As there is no certainty that amounts due, if any, under the Note (or the Replacement Note) will be paid in full by December 19, 2004 or by December 31, 2005, and further, there is no certainty of the date of receipt of any such amounts or of up-dated tax clearance certificates, there can be no assurance that a final distribution will be made by year-end 2005.

In addition, the SPA contains certain procedures and time frames within which claims for indemnification may be asserted by Horizon against the Corporation (as referred to above under "Possibility of Indemnification Obligations Equaling or Exceeding All Amounts Due under the Note") and for resolution of any disputes regarding such claims. As a result, there is the possibility that the final resolution of such indemnification claims could extend beyond December 31, 2005.

Amount of Distributions to Shareholders

In addition to the factors which could reduce the amounts available for distribution to shareholders described above, the amounts available for distribution to shareholders could also be reduced as a result of reductions in interest income due to decreased interest rates and/or decreased amounts held in short-term investments due to partial distributions to shareholders.

Cash and Cash Equivalents and Temporary Investments

At September 30, 2004, the Corporation had approximately $7.4 million of cash and cash equivalents. Some of the funds will be used to pay expected future costs of operations pending the final winding up and liquidation of the Corporation prior to making final distributions to shareholders, as well as accounts payable, costs associated with contesting and/or defending and/or settling the indemnity claims asserted by Horizon or unforeseen claims that may be asserted by other third parties and the winding up costs of the Corporation. In the interim, it is the Corporation's intention to invest such funds in investment grade treasury bills, bankers' acceptances and commercial paper with various maturities, not extending beyond December 31, 2005. There can be no assurance that one or more issuers of such money-market instruments will not default on such obligations.

Monetization of Tax Losses

As at December 31, 2003, the Corporation reported Canadian non-capital losses of approximately $31.1 million and capital losses of approximately $112.8 million, the benefit of which has not been recognized in the consolidated financial statements. Subsequently, the Corporation's 2003 tax return was filed and the amount of capital losses increased to approximately $140.6 million. The precise amount of such losses is subject to normal review and audit by federal and provincial tax authorities.

Because of its lack of significant sources of taxable income, the Corporation does not believe it can utilize its losses except in a transaction with another party. Under Canadian taxation law, non-capital losses may be used, in certain circumstances, through a loss utilization transaction with a related party or with an unrelated party. Furthermore, Canbras' capital losses can only be realized by means of a transaction with a related party and Canbras does not believe it can realize any benefit from its capital losses.

While Canbras is exploring all avenues to monetize its non-capital losses in order to create additional value for Canbras' shareholders, there is no certainty that such a possible transaction can be completed. In addition, such transactions typically involve a substantial discount to the value of such losses calculated based on statutory tax rates. At this time, it is not possible to estimate either the likelihood, the amount or the timing of any benefit that might be realized.

Doing Business in Brazil

All of CPAR's and Horizon's revenues are derived from their respective operations in Brazil and therefore their financial situation and ability to satisfy their obligations (if any) in respect of the Note (or the Replacement Note) is subject to the economic, political and other conditions prevailing in Brazil. The Corporation cannot predict future conditions in Brazil, and adverse conditions could lead to a material adverse effect on CPAR's and Horizon's respective business and financial condition, and the collectability of amounts, if any due to the Corporation under the Note (or the Replacement Note).

In addition, Brazilian law permits the government to impose temporary foreign exchange controls if the foreign currency reserves of the Banco Central do Brasil (Brazil's Central Bank) fall below a specified level, which may result in restrictions on the ability of CPAR and/or Horizon to pay their Canadian dollar obligations under the Note (or the Replacement Note).

Results of Operations for the third quarter of 2004

Net income for the three and nine months ended September 30, 2004 was $183,000 and $205,000 respectively. Interest income, mostly accrued on the Horizon Note, was $330,000 and $1,047,000 for the three and nine months ended September 30, 2004 respectively. Corporate overhead costs were $185,000 and $850,000 for the three and nine months ended September 30, 2004 respectively. The foreign exchange gain and other of $38,000 realized in the third quarter of 2004 was mainly due to the write-off of a $32,000 account payable.

During the third quarter of 2004, cash and cash equivalents declined by $11.6 million following the initial distribution to shareholders of $0.21 per share on August 23, 2004. In addition, during the third quarter of 2004, accounts payable and accrued liabilities declined by $75,000 as a previously estimated and accrued remaining cost of completing the Sale Transaction was realized and paid in cash.

Stated Capital

An unlimited number of Common Shares are authorized. All authorized classes of shares are without nominal or par value.

	Number of Shares	Stated Capital
Balance as at December 31, 2003	55,098,071	$277,683
Initial distribution to shareholders	-	($11,571)
Balance as at September 30, 2004	55,098,071	$266,112

At September 30, 2004, 520,300 stock options were outstanding all of which were exercisable. The stock options are exercisable on a one-for-one basis for common shares of the Corporation. The total stock options outstanding have exercise prices ranging from $4.00 to $11.75 per share over the remaining term of the options of between 2.25 to 4.25 years.

CANBRAS COMMUNICATIONS CORP.

Consolidated Balance Sheets

(in thousands of Canadian dollars, except per share amounts)

	Unaudited As at September 30, 2004	As at December 31, 2003
Assets		
Current assets		
Cash and cash equivalents	$ 407	$ 21,321
Temporary investments	6,999	-
Note and accrued interest receivable (Notes 3 and 7)	11,233	10,452
Prepaid expenses and other	88	448
	$ 18,727	$ 32,221
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 779	$ 2,910
Shareholders' equity		
Capital stock (Note 4)	$ 266,112	$ 277,683
Contributed surplus (Note 2)	60	-
Deficit	(248,224)	(248,372)
	17,948	29,311
	$ 18,727	$ 32,221

CANBRAS COMMUNICATIONS CORP.

Consolidated Interim Statements of Operations (Unaudited)

(in thousands of Canadian dollars, except per share amounts)

	Three months ended September 30, 2004	Three months ended September 30, 2003	Nine months ended September 30, 2004	Nine months ended September 30, 2003
Revenues				
Cable television	$ -	$ 13,925	-	$ 38,773
Internet access	-	1,097	-	2,875
Data transmission and other	-	1,283	-	3,668
Total revenue	-	16,305	-	45,316
Cost of services	-	3,806	-	11,244
Gross margin	-	12,499	-	34,072
Operating, selling, general and administrative expenses	185	6,620	850	20,214
(Loss) earnings before interest, taxes, depreciation and amortization	(185)	5,879	(850)	13,858
Depreciation and amortization expense	-	3,882	-	11,549
Operating (loss) income	(185)	1,997	(850)	2,309
Interest expense	-	(1,156)	-	(2,946)
Interest income	330	455	1,047	825
Foreign exchange gain (loss) and other	38	(733)	8	3,924
Loss on write-down of long-lived assets (Note 5)	-	(42,853)	-	(42,853)
Earnings (loss) before non-controlling interest	183	(42,290)	205	(38,741)
Non-controlling interest	-	135	-	133
Net earnings (loss)	183	(42,155)	205	(38,608)
Earnings (loss) per share – basic and diluted	$ 0.00	$ (0.77)	$ 0.00	$ (0.70)
Weighted average number of shares outstanding	55,098,071	55,098,071	55,098,071	55,098,071

CANBRAS COMMUNICATIONS CORP.

Consolidated Interim Statements of Deficit (Unaudited)

(in thousands of Canadian dollars)

	Three months ended September 30, 2004	Three months ended September 30, 2003	Nine months ended September 30, 2004	Nine months ended September 30, 2003
Deficit, beginning of period, as previously reported	$ (248,407)	$ (155,659)	$ (248,372)	$ (159,206)
Cumulative effect on prior years of change in accounting policy for stock-based compensation (Note 2)	-	-	(57)	-
Deficit, beginning of period, as restated	(248,407)	(155,659)	(248,429)	(159,206)
Net earnings (loss) for the period	183	(42,155)	205	(38,608)
Deficit, end of period	$ (248,224)	$ (197,814)	$ (248,224)	$ (197,814)

CANBRAS COMMUNICATIONS CORP.

Consolidated Interim Statements of Cash Flows (Unaudited)

(in thousands of Canadian dollars)

	Three months ended September 30,		Nine months ended September 30	
	2004	**2003**	**2004**	**2003**
Cash (used for) provided by operating activities				
Net earnings (loss)	**$ 183**	$ 42,155	**$ 205**	$ (38,608)
Items not affecting cash				
Loss on write-down of long-lived assets (Note 5)	**-**	42,853	**-**	42,853
Depreciation and amortization expense	**-**	3,882	**-**	11,549
Non-controlling interest	**-**	(135)	**-**	(133)
Foreign exchange (loss) gain and other	**(1)**	674	**17**	(4,028)
	182	5,119	**222**	11,633
Changes in non-cash working capital items	**(254)**	(318)	**(2,552)**	93
	(72)	4,801	**(2,330)**	11,726
Cash used for financing activities				
Decrease in long-term debt	**-**	(707)	**-**	(3,052)
	-	(707)	**-**	(3,052)
Cash used for investing activities				
Additions to fixed assets	**-**	(936)	**-**	(3,885)
Additions to deferred costs	**-**	(14)	**-**	(124)
Proceeds from sale of materials held for future capital expenditures	**-**	-	**-**	566
	-	(950)	**-**	(3,443)
Effect of exchange rate changes on cash and cash equivalents	**2**	(40)	**(14)**	262
Cash and cash equivalents, (used for) provided by continuing operations	**(70)**	3,104	**(2,344)**	5,493
Cash used for discontinued operations	**-**	(227)	**-**	(903)
Initial distribution to shareholders (Note 4)	**(11,571)**	-	**(11,571)**	-
Cash and cash equivalents, beginning of period	**19,047**	11,340	**21,321**	9,627
Cash and cash equivalents, end of period	**$ 7,406**	$ 14,217	**$ 7,406**	$ 14,217

(in thousands of Canadian dollars, except per share amounts)

1. Description of the business and basis of presentation

Canbras Communications Corp. (the "Corporation" or "Canbras"), originally incorporated under the laws of British Columbia on August 7, 1986, was continued under the Canada Business Corporations Act effective June 22, 1998. The indirect majority shareholder of Canbras is Bell Canada International Inc. ("BCI"). Prior to October 8, 2003, Canbras, through its subsidiaries (collectively the "Canbras Group") was engaged in the acquisition, development and operation of broadband communications services in Brazil including cable television ("CATV"), Internet access and data services.

On October 8, 2003, the Corporation announced that, pursuant to the sale process commenced by it in 2002, it had entered into definitive agreements for the sale of all of its operations to Horizon Cablevision do Brasil S.A. ("Horizon"). Subsequently, on December 24, 2003, the Corporation announced that following the receipt of the requisite approval of Canbras' shareholders at the special shareholders' meeting held on December 17, 2003, the Corporation had completed the sale of all of its operations to Horizon (the "Sale Transaction"). In addition, the Corporation also obtained the requisite shareholder approval to wind-up and dissolve the Corporation following the final distribution to shareholders of the net proceeds received by the Corporation from the Sale Transaction (see note 3). On January 14, 2004, following the filing by Canbras of a Statement of Intent to Dissolve, the Corporation was issued, by the Director under the Canada Business Corporations Act, a Certificate of Intent to Dissolve and, upon conclusion of the winding up process, Canbras intends to apply for a Certificate of Dissolution.

The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003 as set out in the 2003 Annual Report of the Corporation, prepared in accordance with generally accepted accounting principles in Canada ("GAAP"). Capitalized terms used herein, and not otherwise defined, have the meanings defined in the 2003 Annual Report of the Corporation.

2. Significant accounting policies

In the opinion of the Corporation, the unaudited interim consolidated financial statements have been prepared on a basis consistent with the annual audited financial statements, except as noted below under Stock-based compensation, and contain all adjustments necessary for a fair presentation of the financial position as at September 30, 2004 and the results of operations and cash flows for the three and nine months ended September 30, 2004 and 2003, respectively.

Use of Estimates

The preparation of financial statements in accordance with Canadian GAAP requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities, the recognition of revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(All tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

2. Significant accounting policies (cont'd)

Stock-based compensation

Effective January 1, 2004, the Corporation adopted the amended Section 3870, Stock-Based Compensation and other Stock-Based Payments, of the CICA. The amended standards require the Corporation to use the fair value-based method, on a retroactive basis for all stock-based awards granted as of January 1, 2002 and the recognition of an expense in the financial statements. The Corporation used the Black-Scholes option pricing model to determine the compensation expense.

As a result of applying this change in accounting policy, the Corporation adjusted the opening deficit as of January 1, 2004, without the restatement of prior period financial statements. The impact on the interim consolidated financial statements was to increase the January 1, 2004 deficit by $57,000 and increase contributed surplus by $57,000. The Corporation also recorded a $1,079 and a $3,238 stock-based compensation expense for the three and nine months ended September 30, 2004 respectively. If the Corporation had accounted for stock options using the fair value method in 2003, the associated compensation cost for the three and nine months ended September 30, 2003 would have been $2,580 and $7,740 respectively.

The assumptions used in applying the Black-Scholes model are as follows:

Dividend yield	0%
Expected volatility	139%
Risk-free interest rate	4.7% to 5.3%
Expected life	2 to 6.5 years

3. Note Receivable (see Note 7—Subsequent Event)

Pursuant to the Sale Transaction, Canbras sold to Horizon all of its equity and debt interests in its subsidiary Canbras Participacoes Ltda. ("CPAR"). Through CPAR, Canbras held substantially all of its interests in its broadband subsidiaries operating in the Greater São Paulo and surrounding areas, including all of its interests in its core subsidiary Canbras TVA Cabo Ltda. Canbras received gross proceeds of $32,600,000, comprised of $22,168,000 in cash and a one year promissory note in the original principal amount of $10,432,000, bearing interest at 10% (the "Note") due December 24, 2004. The Note was issued by CPAR and guaranteed by Horizon, and the amount of the Note is subject to reduction in respect of indemnification obligations of the Corporation under the sale agreement entered into with Horizon (the "SPA").

The SPA contains certain customary representations and warranties made by the Corporation to Horizon relating to CPAR and its subsidiaries and the business conducted by them. The Corporation is responsible for indemnifying Horizon for damages, if any, which are suffered by Horizon if any of the representations and warranties prove, within the 12-month period ending December 19, 2004, to have been materially false or incorrect as of December 19, 2003 (the closing date of the Horizon Sale). Under the SPA, all indemnification obligations of the Corporation are to be satisfied by a reduction in the amounts due to the Corporation under the Note, up to the maximum amount equal to the principal and interest due thereunder. On November 16, 2004, the Corporation announced that it had received a written notice from Horizon asserting claims for indemnification under the SPA. See note 7 below for a description of such matters.

(All tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

4. Stated Capital

a) *Common shares, as at September 30, 2004 are as follows:*

(1) Authorized: An unlimited number of common shares
(2) Issued and outstanding:

	Number of Shares	Stated Capital
Balance as at December 31, 2003	55,098,071	$277,683
Initial distribution to shareholders	-	($11,571)
Balance as at September 30, 2004	55,098,071	$266,112

On August 23, 2004, the Corporation made an initial distribution to common shareholders, in the amount of $0.21 per common share (or $11,571,000 in the aggregate), of the cash proceeds received by Canbras from the Horizon Sale. This distribution was recorded as a reduction in stated capital in the third quarter 2004 consolidated financial statements.

b) *Stock Options*

At September 30, 2004, 520,300 stock options were outstanding all of which were exercisable. The stock options are exercisable on a one-for-one basis for common shares of the Corporation. The total stock options outstanding have exercise prices ranging from $4.00 to $11.75 per share over a remaining contract life between 2.25 to 4.25 years. As a result of the consummation of the Horizon Sale in December 2003, the Corporation's Board of Directors determined that no stock options would be issued by the Corporation at and after January 1, 2004.

5. Impairment of long-lived assets

As a result of the signing of the SPA and related agreements announced on October 8, 2003, the Corporation recorded, in the third quarter of 2003, an impairment charge of $42,853,000 on its long-lived assets consisting of fixed assets, licenses and deferred costs. The fair value used to determine the impairment charge on the long-lived assets was based on the net proceeds expected from the Horizon Sale.

6. Guarantee

The Corporation has provided indemnification to its officers and directors, and former officers and directors, against costs, charges and expenses, including amounts paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal or other proceeding to which such individual may be made a party by reason of his association with the Corporation. The Corporation is obligated to indemnify such individuals to the extent that they acted honestly and in good faith with a view to the Corporation's best interest and had reasonable grounds for believing his conduct was lawful, all as permitted by the *Canada Business Corporations Act*. In addition, the Corporation has provided indemnification, on substantially the same terms and conditions, to certain persons who had served at the Corporation's request as directors or managers of certain of its former subsidiaries operating in Brazil. These indemnification obligations are not subject to any dollar limit.

(All tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

6. Guarantee (cont'd)

In May 2004, the Corporation received requests for indemnification in respect of legal fees and related expenses to be incurred by two individuals who formerly served as directors or managers of certain of the Corporation's former Brazilian subsidiaries in connection with certain legal proceedings brought in Brazil against the previous owners of such subsidiaries. To date, none of these former Brazilian subsidiaries nor the two individuals have been directly named in the Brazilian legal proceedings, however, there can be no assurance at this time that they will not ultimately be made parties to such legal proceedings. As a result, the Corporation is paying the legal fees and related expenses in connection with the monitoring of these Brazilian legal proceedings on behalf of such individuals. The Corporation is expensing these costs as incurred.

7. Subsequent Event

On November 16, 2004, Canbras announced that it had received a written notice from Horizon asserting claims for indemnification by Canbras under the SPA. The aggregate amount of the claims asserted to date by Horizon is Reais $57.6 million, or approximately $24.7 million. The Horizon notice states that it is a preliminary list of claims, and that it is reserving its rights to supplement, review, adjust and otherwise modify its list of claims in accordance with the SPA.

Under the terms of the SPA, if Horizon desires to seek indemnification from the Corporation, it is required to send written notice thereof to the Corporation prior to December 19, 2004, describing the facts giving rise to the claim, the amount (or a reasonable estimate of the likely amount) of the claim and the provision of the SPA (or the schedules thereto) alleged to have been breached. Under the SPA, the Corporation's indemnification obligations are limited to the balance of the purchase price due under the SPA, which balance is represented by the Note, plus accrued interest thereon at 10% per annum. If Horizon has provided an indemnification notice to the Corporation prior to December 19, 2004 in accordance with the relevant provisions of the SPA, and if by December 19, 2004 (the due date of the Note), the asserted indemnity claims have not been resolved between the parties (by mutual agreement or by final decision in arbitration between them or by final judgment by a court of competent jurisdiction in respect of the underlying claim for which indemnification is sought), then on December 19, 2004, Horizon is required to (a) pay the Corporation an amount equal to (x) the amount due under the Note, less (y) the amount of Horizon's claim for Losses in respect of the unresolved asserted indemnity claims, and (b) deliver a new promissory note to the Corporation (a "Replacement Note"). The Replacement Note will: (i) be for a principal amount equal to the claimed Losses in respect of the unresolved asserted indemnity claims (but not to exceed $10.432 million); (ii) have a maturity date of the 5th Business Day following the earlier of (A) the mutual agreement of settlement reached between Horizon and the Corporation in relation to such unresolved indemnity claims and (B) final judgment or award in relation to such unresolved indemnity claims; and (iii) bear interest in respect of the amount of the claim for Losses to which Horizon is determined not to be entitled to indemnification as a result of said settlement, judgment or award, at a rate of 10% per annum calculated from December 19, 2003 (the closing date of the Horizon Sale) until payment of said amount.

As at this date, Canbras has not received sufficient information to enable it to assess the validity of the claims nor the propriety of any subsequent demand for indemnification under the SPA in respect of such claims, and cannot at this time reasonably estimate the amount of any future loss which may result (if any). Accordingly, no provision for loss has been included in these financial statements. Although Canbras intends to examine all such claims and, where appropriate, to contest their validity or propriety or amount, at this time there can be no assurance that the Corporation will not ultimately be contractually responsible for an amount of indemnification that equals the entire amount of the Note and all accrued interest due thereon.